

News Release
B2Gold Announces Voting Results from the Election of its Board of Directors

Vancouver, June 17, 2019 – B2Gold Corp. (TSX: BTO) (NYSE AMERICAN: BTG) (NSX: B2G) ("B2Gold" or the "Company") is pleased to announce the voting results from the election of its Board of Directors at the Company's Annual General & Special Meeting of Shareholders (the "Meeting") held on Friday, June 14, 2019.

At the Meeting, the director nominees listed in the Management Information Circular of the Company, dated May 15, 2019, were elected as directors of B2Gold to hold office for the ensuing year or until their successors are elected or appointed. Detailed results of the vote are set out below:

Name	Total Votes in Favour (%)	Total Votes Withheld/Abstained (%)	Outcome of Vote
Clive Johnson	742,311,185 (95.55%)	34,599,356 (4.5%)	Approved
Robert Cross	712,716,416 (91.74%)	64,194,125 (8.26%)	Approved
Robert Gayton	741,168,058 (95.40%)	35,742,483 (4.60%)	Approved
Jerry Korpan	748,652,597 (96.36%)	28,257,944 (3.64%)	Approved
Bongani Mtshisi	775,930,317 (99.87%)	980,224 (0.13%)	Approved
Kevin Bullock	776,101,349 (99.90%)	809,192 (0.10%)	Approved
George Johnson	776,134,815 (99.90%)	775,726 (0.10%)	Approved
Robin Weisman	773,828,234 (99.60%)	3,082,307 (0.40%)	Approved

The resolutions with respect to the appointment of auditors, the Company's Performance Share Unit Plan and Advisory Vote on Executive Compensation were also approved by the shareholders of the Company at the Meeting.

Webcast/Dial-in Playback Details

A playback version of the Meeting will be available for two weeks after the event by dialing +1 416-764-8677 (local – Toronto) or +1 888-390-0541 (toll free – North America). The playback passcode is 237654#.

You may also listen to the event via webcast: https://www.webcaster4.com/Webcast/Page/1493/30628.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia.

ON BEHALF OF B2GOLD CORP.
"Clive T. Johnson"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com